

Mail Stop 3561

December 30, 2008

Via Fax & U.S. Mail

Mr. Michael T. Avara
Chief Financial Officer
Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina 28211

> **Re:** **Horizon Lines, Inc.**
> **Form 10-K for the year ended December 23, 2007**
> **File No. 001-32627**

Dear Mr. Avara:

　　We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing the information you provide to us, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　　Please respond to us in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 23, 2007

Current Developments, page 3

1. In a letter to the staff, please discuss the each of the new financing instruments issued in August 2007. Explain the material terms of the 4.25% convertible notes and the accompanying registration rights agreement and tell us how you recorded and accounted for same. In addition, please provide an analysis of each of the associated transactions. Describe the nature, purpose and material terms of the share option and warrant agreements. Discuss your related accounting for each instrument in detail

and, in support of each of your conclusions, provide specific references to your basis in GAAP for the accounting applied. We may have further comment upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief